Exhibit 99.1

MAVERIX METALS DECLARES INAUGURAL QUARTERLY DIVIDEND

November 13, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce as part of the Company’s long-term strategy to maximize shareholder value, the Board of Directors has declared Maverix’s inaugural quarterly dividend of US$0.01 per common share (equivalent to approximately CAD$0.013 per common share(1)).

Dan O’Flaherty, CEO of Maverix, commented, “Payment of a sustainable dividend has been a core objective for Maverix, and we are pleased that Maverix’s cash flow generation is now at a level that we are comfortable in returning a portion of that cash flow back to our loyal shareholders, while still retaining significant free cash flow to reinvest into growing our precious metals royalty and streaming portfolio.”

The dividend will be paid on January 15, 2020, to shareholders of record as at the close of business on December 31, 2019. This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration, timing, amount and payment of future dividends remains at the discretion of the Company’s Board of Directors.

(1) Converted to Canadian dollars using the Bank of Canada exchange rate as of November 12, 2019.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by continuing to grow its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                        info@maverixmetals.com

Website:             www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures.

Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees, other related risks and uncertainties and as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated May 23, 2019 available at www.sedar.com. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.